--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-1

                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. 4)

                                      AND

                                  SCHEDULE 13D

                            STATEMENT UNDER SECTION
                  13(D) OF THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. 2)


                               ----------------

                        VITALINK PHARMACY SERVICES, INC.
                           (NAME OF SUBJECT COMPANY)

                               ----------------

                                MANOR CARE, INC.
                                    (BIDDER)

                               ----------------

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                               ----------------

                                   92846E10 4
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ----------------

                              JAMES H. REMPE, ESQ.
               SENIOR VICE PRESIDENT, GENERAL COUNSEL & SECRETARY
                                MANOR CARE, INC.
                             11555 DARNESTOWN ROAD
                          GAITHERSBURG, MARYLAND 20878
                                 (301) 979-4000

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                      COMMUNICATIONS ON BEHALF OF BIDDER)

                                    COPY TO:
                             W. LESLIE DUFFY, ESQ.
                            CAHILL GORDON & REINDEL
                                 80 PINE STREET
                            NEW YORK, NEW YORK 10005
                                 (212) 701-3000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               Page 1 of 5 Pages

                         Exhibit Index begins on Page 5

  CUSIP NO. 92846E104


  Names of Reporting Persons S.S. or I.R.S.
  Identification No. of Above Persons

 1.


  Manor Care, Inc. I.R.S. No. 52-1200376
--------------------------------------------------------------------------------


 2.

  Check the Appropriate Box if a Member of a Group              (a) [_]

                                                                (b) [_]

--------------------------------------------------------------------------------

 3.

  SEC Use Only
--------------------------------------------------------------------------------

  Sources of Funds PF, WC, BK

 4.

--------------------------------------------------------------------------------


 5.

  Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)

                                                                    [_]

--------------------------------------------------------------------------------

  Citizenship or Place of Organization

 6.


  Delaware

--------------------------------------------------------------------------------

  Aggregate Amount Beneficially Owned by Each Reporting
  Person

 7.


  13,000,000 shares
--------------------------------------------------------------------------------

 8.

  Check Box if the Aggregate Amount in Row (7) Excludes             [_]
  Certain Shares
--------------------------------------------------------------------------------

  Percent of Class Represented by Amount in Row (7)

 9.


  Approximately 51% of the shares of such class
  outstanding as of April 18, 1997
--------------------------------------------------------------------------------

10.


  Type of Reporting Person

  HC, CO


                               Page 2 of 5 Pages

  This Amendment No. 4 to the Tender Offer Statement on Schedule 14D-1 and Statement on Schedule 13D, which constitutes the Final Amendment to the
Schedule 14D-1, is filed by Manor Care, Inc., a Delaware corporation (the "Purchaser"), relating to its offer to purchase up to 1,500,000 shares of Common Stock, par value $.01 per share (the "Shares"), of Vitalink Pharmacy Services, Inc., a Delaware corporation (the "Company"), at a purchase price of $20 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 21, 1997 (the "Offer to Purchase") and the related Letter of Transmittal (which together constitute the "Offer").

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

  Item 6 is hereby amended and supplemented as follows:

  The Offer expired at 12:00 midnight, New York City Time, on May 21, 1997. On May 22, 1997, the Purchaser accepted for payment 1,500,000 Shares tendered in the Offer. On May 30, 1997, the Purchaser announced the proration results for the Offer. The Purchaser accepted 1,500,000 Shares for payment, which, together with the 11,500,000 Shares already beneficially owned by the Purchaser, represent approximately 51% of the total number of outstanding Shares. A copy of the press release issued by the Purchaser on May 30, 1997 announcing the proration results is filed as Exhibit (a)(14) hereto and is incorporated herein by reference.


ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

  Item 11 is hereby amended and supplemented by adding thereto the following:

  (a)(14) --Text of press release issued by the Purchaser on May 30, 1997.


                               Page 3 of 5 Pages

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Manor Care, Inc.

                                                    /s/ James H. Rempe
                                          By: _________________________________
                                            Name: James H. Rempe
                                            Title:Senior Vice President,
                                                  General Counsel and
                                                  Secretary

Dated: May 30, 1997

                               Page 4 of 5 Pages

                                 EXHIBIT INDEX

 EXHIBIT
   NO.   DESCRIPTION
 ------- -----------
 (a)(14) --Text of press release issued by the Purchaser on May 30, 1997.


                               Page 5 of 5 Pages